United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale reaches agreement to sell stakes in VLI and negotiates sale of an additional stake

Rio de Janeiro, September 18, 2013 — Vale S. A. (Vale) informs that it is in negotiations on an exclusive basis with a consortium led by Brookfield Brasil Ltda. (Brookfield), a subsidiary of Brookfield Asset Management Inc., for the sale of approximately 26% of Vale’s stake in VLI S.A (VLI), an integrated general cargo logistics company wholly-owned by Vale.

At the same time, Vale signed agreements to transfer 20% of the total capital of VLI to Mitsui & Co., Ltd. (Mitsui) and 15.9% to the Investment Fund of the Fundo de Garantia do Tempo de Serviço — FGTS (FI-FGTS), whose assets are managed by the Brazilian bank Caixa Econômica Federal.

The transaction

Vale points out that the terms and conditions of a potential agreement to sell a stake to Brookfield are still being discussed between both parties, it is not possible to guarantee that the agreement will be signed or what will be the final terms and conditions.

Vale agreed to sell 20% of the total capital of VLI to Mitsui for R$ 1.509 billion and 15.9% of VLI’s capital to FI-FGTS for R$ 1.2 billion. The final transaction values are subject to certain adjustments, in accordance with the terms and conditions set out in the investment agreements.

R$ 2 billion from the total value of the transaction will be allocated as a cash contribution to VLI, which will issue new shares that will be subscribed and paid by Mitsui and FI-FGTS. The cash contribution to VLI will be used to finance part of VLI’s investment plan. The remaining amount of the transaction, R$ 709 million, will be paid to Vale by Mitsui in exchange for VLI shares held by Vale.

After the agreed upon transaction is concluded, Vale will retain shareholder control of VLI, with 64.1% of its total capital. Vale, Mitsui and FI-FGTS will sign a shareholders agreement, regulating their rights and obligations as VLI shareholders. In the event of a transaction with Brookfield, Vale’s stake in VLI may be reduced to less than 40%.

The conclusion of the aforementioned transactions will be subject to approval by relevant authorities, including the Conselho Administrativo de Defesa Econômica — CADE, and in the case of Brookfield’s transaction also by the Agência Nacional de Transportes Terrestres — ANTT and the Secretaria de Portos da Presidência da República, and to the usual precedent conditions.

Strategic background

The divestment of stakes in VLI is consistent with Vale’s strategy of reducing its exposure to non-core assets, while simultaneously extracting hidden value from its shares and significantly reducing future capital expenditures on these assets. The strategy is a result of our focus on discipline in capital allocation and value maximization for shareholders.

VLI

VLI is a rail-based logistics operator based on a warehouse/railway/port axis that transports general cargo for over 100 clients through an efficient, integrated logistics system that is composed of proprietary as well as third party assets. VLI structured its operations in five corridors which are strategically positioned to serve the main agricultural and industrial regions of Brazil, with a special focus on the Center-Southeast, Center-East and Center-North corridors.

VLI possesses rail concessions and subconcessions (FCA and FNS) of approximately 10,700 km, with a rolling stock of 13,000 rail cars and 600 locomotives and has access to Vale’s rail concessions (EFC and EFVM).

VLI operates five integrated ground terminals — and is developing another five — a private maritime terminal in Santos, São Paulo, has the operation contract for one berth at Itaqui port in São Luís, Maranhão, and has access to Vale’s ports and maritime terminals.

Given the excellent opportunities offered by the logistics market in Brazil, VLI is planning investments of R$ 9 billion in the 2013-2017 period, to be financed by the R$ 2 billion cash contribution, operational cash flow and debt.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Bonança : marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: September 18, 2013		Roberto Castello Branco
Director of Investor Relations